UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 31, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Vascular Biogenics, Ltd.

File No. 333-196584 - CF#31225

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      Vascular Biogenics, Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on June 6, 2014.

      Based on representations by Vascular Biogenics, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through May 22, 2024
Exhibit 10.4	through May 22, 2024
Exhibit 10.5	through July 5, 2017
Exhibit 10.7	through May 22, 2024
Exhibit 10.8	through May 22, 2024
Exhibit 10.9	through May 22, 2024
Exhibit 10.10	through May 22, 2024
Exhibit 10.11	through May 22, 2024
Exhibit 10.12	through May 22, 2024
Exhibit 10.13	through May 22, 2024
Exhibit 10.15	through February 6, 2017

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary